Exhibit (a)(1)(iii)

MAN-GLENWOOD LEXINGTON, LLC
c/o Man Investments (USA) LLC
123 North Wacker Drive, 28TH Floor
Chicago, Illinois 60606

IF YOU DO NOT WANT TO SELL YOUR UNITS OF LIMITED LIABILITY COMPANY
INTERESTS AT THIS TIME, PLEASE DISREGARD THIS NOTICE.
THIS IS SOLELY A NOTIFICATION OF THE FUND'S REPURCHASE OFFER.

July 31, 2009

[MEMBER NAME/ADDRESS]

Dear [MEMBER]:

We are writing to inform you of important dates relating to a repurchase offer by Man-Glenwood Lexington, LLC (the “Fund”). If you are not interested in tendering your units of limited liability company interests in the Fund (“Units”) for repurchase at this time, please disregard this notice and take no action.

The tender offer period will begin on July 31, 2009 and end at 5:00 p.m., Central Time, on August 28, 2009. The purpose of the repurchase offer is to provide liquidity to members of the Fund that hold Units. Units may be presented to the Fund for repurchase only by tendering them during one of the Fund's announced tender offers.

Should you wish to tender your Units or a portion of your Units for purchase by the Fund during this tender offer period, please complete and return the enclosed Letter of Transmittal by mail or by fax so that it arrives no later than August 28, 2009. If you do not wish to sell your Units, simply disregard this notice. NO ACTION IS REQUIRED IF YOU DO NOT WISH TO SELL ANY PORTION OF YOUR UNITS AT THIS TIME.

All tenders of Units must be received by the Fund, either by mail or by fax (if by fax, please deliver an original, executed copy promptly thereafter) in good order by August 28, 2009.

If you have any questions, please consult your financial intermediary, refer to the attached offer document, which contains additional important information about the repurchase offer, or call (888) 626-6601.

Sincerely,

John Rowsell

President, Man-Glenwood Lexington, LLC